EXHIBIT B

Pear Tree Funds f/k/a Quantitative Group of Funds d/b/a Quant Funds

Certificate of Secretary

THE UNDERSIGNED, Kelly J. Lavari, Clerk of Pear Tree Funds, a Massachusetts business trust, certifies that the following resolutions were duly adopted by the Board of Trustees, including a majority of the Trustees who are not “interested persons,” at meetings held on May 19, 2011 as set forth below. At the time these Resolutions were adopted, the name of the Trust was Quantitative Group of Funds d/b/a Quant Funds.

Resolutions Adopted on May 19, 2011

RESOLVED, that, due consideration having been given to the value of the aggregate assets of the Funds to which any officer or employee of the Trust may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the Funds, it is hereby determined that the continued maintenance of the joint fidelity bond in the amount of $1,500,000 issued by ICI Mutual in favor of the insureds named therein (the “Fidelity Bond”), including the Trust, will adequately protect the Trust against larceny and embezzlement by any officer or employee of the Trust; and it is

FUTHER RESOLVED, that, due consideration having been given to the number of other parties named as insureds, in the Fidelity Bond, the nature of the business activities of the only other party named, the amount of the premium for the Fidelity Bond, the ratable allocation of the premium among the parties named as insureds and the extent to which the share of the premium allocated to the Funds is less than a premium the Funds would have to pay if it provided and maintained a single insured bond in the amount of $1,500,000, all as reported to this Board, it is hereby determined that the portion of the premium for the Fidelity Bond to be paid by the Trust and each of its Funds is fair and reasonable; and it is

RESOLVED, that the Trust’s participation in the Fidelity Bond, effective June 1, 2011 through June 1, 2012, issued by ICI Mutual, with Quantitative Institutional Services, a division of the Manager be, and hereby is, ratified by the Board, including by a majority of the Independent Trustees; and that the payment by the Trust of the premium amount of $7,773.60 (out of a total premium of $9,717, including tax) with respect to the Fidelity Bond be, and hereby is, approved by the Board, including by a majority of the Independent Trustees; and it is

FURTHER RESOLVED, that the Agreement Among Jointly Insured Parties between the Trust and the Manager, as presented at this meeting be, and hereby is approved, by the Board, including a majority of the Independent Trustees, and it is

FURTHER RESOLVED, that the Clerk, or her designee, be, and hereby is, designated and authorized to file the Fidelity Bond with the SEC.

/s/ Kelly J. Lavari
Kelly J. Lavari
Clerk